PARAMOUNT RESOURCES LTD.

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. ANNOUNCES ACQUISITION OF ADDITIONAL MGM ENERGY CORP. SHARES UNDER ITS PROSPECTUS OFFERING

Calgary, Alberta (July 15, 2008) – Paramount Resources Ltd. (TSX:POU) ("Paramount") and Clayton H. Riddell, Paramount’s controlling shareholder, acquired, directly and indirectly, ownership of an aggregate of 52,074,382 common and flow through shares of MGM Energy Corp. ("MGM") on July 15, 2008.  Following the acquisition, Paramount and Clayton H. Riddell hold in aggregate 91,097,092 MGM common shares representing approximately 34.6% of MGM's currently outstanding common shares.

Prior to the July 15, 2008 acquisition, Paramount and Clayton H. Riddell beneficially owned, controlled or directed, directly or indirectly, 21,470,000 (16.7%) and 17,552,710 (13.6%) common shares of MGM, respectively, or a total of approximately 30.3% of MGM’s outstanding common shares.

In addition to the foregoing, Clayton H. Riddell holds vested and unvested options to acquire 625,000 common shares of MGM.  Of the 625,000 vested and unvested options, 50,000 have vested and 575,000 are unvested (50,000 of which vest in August 2008).  If the 625,000 common shares underlying the aforementioned vested and unvested options are included with the aggregate number of common shares of MGM held by Clayton H. Riddell and Paramount, then Clayton H. Riddell and Paramount would hold an aggregate of 91,722,092 common shares of MGM (representing approximately 34.8% of MGM's currently outstanding common shares after giving effect to the exercise of such options).

The common and flow through shares of MGM were acquired by Paramount and Clayton H. Riddell pursuant to a short form prospectus distribution by MGM of 82,000,000 common shares at a price of $0.55 and 52,250,000 flow-through common shares at a price of $0.67.  All of the 22,363,636 common shares acquired by Paramount were acquired at a price of $0.55 per common share.  All of the 29,710,746 flow through shares acquired by Clayton H. Riddell were acquired at a price of $0.67 per share.  All grants of options to Clayton H. Riddell are pursuant to the MGM option plan and, upon vesting, are exercisable from MGM’s treasury.

The direct and indirect purchases and acquisitions by each of Paramount and Clayton H. Riddell were made for investment purposes.  Paramount and/or Clayton H. Riddell may in the future increase or decrease their respective holdings in MGM depending on market conditions or other relevant factors.  This news release is being issued pursuant to securities legislation in each province of Canada and will be filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) with the report required under National Instrument 62-103.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information or to obtain a copy of the report, please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.

4700 Bankers Hall West

888  3rd Street SW

Calgary, Alberta T2P 5C5

Phone: (403) 290-3600

Fax:     (403) 262-7994